August 6, 2008	Trading Symbol: TSX-V - HNC

Hard Creek adds Dr. Dominique Francois-Bongarcon to Advisory Board

(Vancouver) – Mark Jarvis, President of Hard Creek Nickel Corporation (TSX.V – HNC), announced today that Dominique Francois-Bongarcon, Ph.D. has joined the Advisory Board of Hard Creek Nickel Corporation. Dr. Francois-Bongarcon is an acknowledged mining industry expert in sampling and has been responsible for several advances and clarifications in the field of sampling theory.

Dr. Francois-Bongarcon has 40 years of experience in the mining industry and maintains an extensive client base which includes but is not limited to CVRD VALE, BHP Billiton, Anglo American, Xstrata, and Barrick. He is active in international consulting, software design/development/marketing, mining engineering, project evaluation, 3D mine design and feasibility studies for precious and base metal mining around the world.

Dr. Francois-Bongarcon has provided Hard Creek Nickel Corporation with consulting services since 2004 and has been involved with several other nickel projects including Mt. Keith, Onca Puma, Ni Vermelho, Goro, Koniambo, Exmibal, Cerro Matoso, Ambatovy, Murrin-Murrin, and Ramu.

“Dominique’s expertise has proved invaluable to us over the past several years and we are honored to have him join our Advisory Board,” said Mr. Jarvis.

“My years of work in the prediction of resources and reserves have taught me that technical risks can be brought to a minimum by sound work,” said Dr. Francois-Bongarcon. “I have been impressed by the quality of work this management team has brought to bear on the Turnagain project since the beginning.”

On behalf of the Board of Directors of Hard Creek Nickel Corporation

“Mark Jarvis”

MARK JARVIS, President

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com